UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
September 17, 2010
Commission File Number 001—32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-4095-2100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of the Company, dated September 17,2010.
Ex-99.2 The Company's notice of annual general meeting to ordinary shareholders, dated September 17, 2010.
Ex-99.3 The Company's proxy statement for the annual general meeting of ordinary shareholders to be held on October 20, 2010.
Ex-99.4 Form of proxy for use by ordinary shareholders
Ex-99.5 Depository's notice of annual general meeting to holders of ADSs, dated September 17, 2010.
Ex-99.6 Voting card for use by ADS holders.

Other Events
Annual general meeting of shareholders
On or about September 17, 2010, WNS (Holdings) Limited (the “Company”) issued a press release announcing details of its annual general meeting (the “AGM”) to be held in Jersey, Channel Islands, on Wednesday, October 20, 2010 and distributed to its shareholders a notice of the annual general meeting, the proxy statement for the annual general meeting and the form of proxy. A copy of the press release, the notice of annual general meeting, the proxy statement and form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively. A copy of the notice of the annual general meeting and voting card provided by the depositary of the Company’s American Depositary Shares (“ADSs”) to holders of ADSs are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively.
Change in the Company’s independent registered public accounting firm
On August 25, 2010, the Audit Committee decided not to recommend the firm of Ernst &Young (“Former Auditor”) for re-appointment as independent registered public accounting firm of the Company at the AGM. The Former Auditor, which served as the Company’s independent registered public accounting firm for the financial year ended March 31, 2010, was first appointed as independent registered public accounting firm of the Company in 2003. The Audit Committee appointed the firm of Grant Thornton, India to serve as the Company’s independent auditor until the annual general meeting of the Company to be held in 2011. The decision was made by the Audit Committee following a tender process undertaken by the Audit Committee. On September 4, 2010, the Company received a letter dated August 31, 2010 from the Former Auditor (which was copied to the Public Company Accounting Oversight Board and the Office of the Chief Accountant, Securities and Exchange Commission) confirming that the client-auditor relationship between the Company and the Former Auditor has ceased. The Company is seeking shareholders’ ratification of the appointment of the firm of Grant Thornton India as the Company’s independent auditor at the AGM. Details regarding the change in auditors are set forth under “Proposal No. 2” in the proxy statement for the AGM attached hereto as Exhibit 99.3.
Termination of Steve Reynolds’ employment agreement as Managing Director — North America
On September 13, 2010, Steve Reynolds’ employment agreement was terminated and he ceased to be the Managing Director — North America with immediate effect. Mr. Reynolds’ responsibilities will temporarily be assumed by Ronald Strout, who joined the Company as Chief of Staff and Head — Americas in August 2010, Mr. Strout is not an executive officer of the Company. The Company intends to appoint a new Global Head of Sales and Marketing in due course.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: September 17, 2010

WNS (HOLDINGS) LIMITED
By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of the Company, dated September 17, 2010.

99.2	The Company’s notice of annual general meeting to ordinary shareholders, dated September 17, 2010.

99.3	The Company’s proxy statement for the annual general meeting of ordinary shareholders to be held on October 20, 2010.

99.4	Form of proxy for use by ordinary shareholders.

99.5	Depositary’s notice of annual general meeting to holders of ADSs, dated September 17, 2010.

99.6	Voting card for use by ADS holders.